================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                                   FORM 11-K
                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES AND EXCHANGE ACT OF 1934

                   FOR THE PLAN YEAR ENDED DECEMBER 31, 2000
                   PROTEIN TECHNOLOGIES INTERNATIONAL, INC.
                            SAVINGS INVESTMENT PLAN
                           (FULL TITLE OF THE PLAN)

                   PROTEIN TECHNOLOGIES INTERNATIONAL, INC.
                              1034 DANFORTH DRIVE
                           ST. LOUIS, MISSOURI 63102
          (NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE OF ISSUER)
================================================================================

Pursuant to the requirements of the Securities and Exchange Act of 1934, Protein Technologies International, Inc. has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

                         Protein Technologies International, Inc
                         Savings Investment Plan

                         Date: June 27, 2001

                         BY /s/ James M. Fales
                            -------------------------------------
                         James M. Fales
                         Chief Financial Officer

                                                                     Page Number
                                                                     -----------
Report of Independent Accountants                                         1


Basic Financial Statements

      Statement of Net Assets Available for Benefits                      2

      Statement of Changes in Net Assets Available for Benefits           3

      Notes to Financial Statements                                     4 - 7


Additional Information *

      Schedule I -     Schedule of Assets (Held at End of Year)           8

      Schedule II -    Schedule of Reportable Transactions
                       (Nonparticipant-Directed Transactions or Series of
                       Transactions in Excess of 5% of Plan Assets)       9









* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       Report of Independent Accountants



To the Participants and Administrator of Protein Technologies International Savings Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Protein Technologies International Savings Investment Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/S/ PRICEWATERHOUSECOOPERS LLP


June 19, 2001

PROTEIN TECHNOLOGIES INTERNATIONAL SAVINGS
INVESTMENT PLAN
Statement of Net Assets Available for Benefits
--------------------------------------------------------------------------------


                                                                                     As of December 31,
                                                                                 2000                  1999
                                                                        -----------------------------------------
Investments, at fair value Registered investment companies:
     Vanguard 500 Index Fund                                  *              $ 12,920,970    *      $ 13,041,780
     Vanguard Explorer Fund                                                     2,293,189              1,315,877
     Vanguard Federal Money Market Fund                       *                11,519,889    *        10,463,837
     Vanguard International Growth Fund                                         2,086,225              1,979,021
     Vanguard Wellington Fund                                 *                 4,455,059    *         4,744,483
     Vanguard Windsor II Fund                                 *                 5,973,253    *         5,830,687
                                                                        -----------------------------------------
                                                                               39,248,585             37,375,685
Vanguard Retirement Savings Trust                                               1,055,487              1,113,580
Conoco Stock Fund                                                                 169,478                188,761
Dupont Stock Fund                                             #                 8,700,218    #         5,953,933
Participant Loans                                                               1,745,380              1,540,365
                                                                        -----------------------------------------

Net assets available for benefits                                            $ 50,919,148           $ 46,172,324
                                                                        ==========================================








* Represents an investment 5% or more of net assets available for benefits. # Represents a nonparticipant-directed investment 5% or more of net assets available for benefits.
The accompanying notes are an integral part of financial statements.

PROTEIN TECHNOLOGIES INTERNATIONAL SAVINGS
INVESTMENT PLAN
Statement of Changes in Net Assets Available for Benefits
------------------------------------------------------------------------------

                                                                                 Year Ended December 31,
                                                                             2000                      1999
                                                                        --------------------------------------
Additions
Investment income:
     Interest and dividend income, investments                          $  2,342,278              $  2,157,767
     Interest income, participant loans                                      157,064                   126,357
     Net appreciation/(depreciation) in fair value
        of investments                                                    (3,181,882)                2,015,162
                                                                        --------------------------------------
                                                                            (682,540)                4,299,286
                                                                        --------------------------------------
Contributions:
     Employer                                                              3,088,572                 2,679,018
     Participant                                                           5,441,906                 4,611,753
                                                                        --------------------------------------
                                                                           8,530,478                 7,290,771
                                                                        --------------------------------------

Asset transfers in                                                                 -                   250,716
Other additions                                                                    -                     4,501
                                                                        --------------------------------------
        Total additions                                                    7,847,938                11,845,274
                                                                        --------------------------------------
Deductions
Payment of benefits                                                        3,083,937                 1,984,080
Administrative expenses                                                       17,177                    13,764
                                                                        --------------------------------------
        Total deductions                                                   3,101,114                 1,997,844
                                                                        --------------------------------------

Net increase                                                               4,746,824                 9,847,430

Net assets available for plan benefits:
     Beginning of year                                                    46,172,324                36,324,894
                                                                        --------------------------------------
     End of year                                                        $ 50,919,148              $ 46,172,324
                                                                        ======================================

The accompanying notes are an integral part of the financial statements.

PROTEIN TECHNOLOGIES INTERNATIONAL SAVINGS
INVESTMENT PLAN

Notes to Financial Statements
--------------------------------------------------------------------------------

Note 1 - Description of Plan

The following description of the Protein Technologies International (the "Company") Savings Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined-contribution plan covering all domestic regular full-time and part-time sales, administrative and clerical, production and maintenance employees of the Company. Participants may contribute to the Plan upon enrollment; however, one year of covered service is required in order to receive Company matching contributions (see "Contributions" below). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Company sold the Fiber Sales & Development Corporation division on August 25, 2000. The Company vested all employees from the sold division in the Plan.

The Plan is administered by the Company. Vanguard Fiduciary Trust Company ("VFTC") is the Trustee of the assets of the Plan. As Trustee, VFTC has the authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan and the trust agreements.

Contributions

Each year, participants may contribute up to 12% of annual compensation on a pre-tax basis, or up to 10% of compensation on an after-tax basis with a combined total not to exceed 15% of compensation, subject to certain limits imposed by the Internal Revenue Service ("IRS") and the Plan terms. Basic contributions not exceeding 6% of the participant's compensation are matched 100% by the Company after one year of service.

Participant accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings and charged with an allocation of administrative expenses, if any. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts plus actual earnings thereon occurs upon the participant's completion of five years of credited service.

Participant Loans

Participants may borrow from their fund accounts subject to the provisions of the Plan. Loans are limited to the lesser of $50,000 or 50% of the vested amount in the participant's account, reduced by other outstanding participant loan balances on the date of the loan. The minimum loan amount is $1,000. Participants pay interest on such loans at a fixed rate of 1 percentage point above the prime rate on the date of the loan. Participant loans can be short or long-term, up to a maximum loan period of 5 years for general purpose loans and 10 years for the purpose of a principal residence. Loan repayments are made through payroll deduction each pay period. A promissory note in the amount of the loan must be delivered to VFTC, and in the event of the participant's termination, the unpaid balance and accrued interest become due immediately

PROTEIN TECHNOLOGIES INTERNATIONAL SAVINGS
INVESTMENT PLAN

Notes to Financial Statements
--------------------------------------------------------------------------------

and payable in full.

Payment of Benefits

Plan withdrawals of before-tax contributions may be made prior to termination or retirement for cases of financial hardship or at the age of 59 1/2. Hardship distributions are limited to the amount required to meet the need created by the hardship and are made at the discretion of the Plan administrator. After-tax contributions and earnings thereon may be withdrawn at any time.

Forfeitures

Upon the participant's termination of employment, any Company matching contributions and earnings thereon which are not vested will be forfeited, but will be restored and eligible for additional vesting if the participant again becomes an eligible employee within five years after termination and completes the required years of service. Forfeitures, net of amounts restored, are used to reduce future Company contributions required under the Plan. Forfeitures were $20,340 and $48,553 for the years ended December 31, 2000 and 1999, respectively. At December 31, 2000, forfeited non-vested accounts totaled $83,201.

Plan Termination

The Company may, by action of its Board of Directors, terminate the Plan with respect to all participating companies. In case of such termination, participants shall be fully vested in Company matching contributions credited to their accounts and, subject to Plan provisions and applicable law, the total amount in each participant's account shall be distributed to the participant or for the participant's benefit.


Note 2 - Summary of Accounting Policies

The following accounting policies, which conform with accounting principles generally accepted in the United States, have been used consistently in the preparation of the Plan's financial statements:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust are valued at net asset value at year-end. The Conoco and DuPont stock funds are valued at their year-end unit closing prices (comprised of common stock at year-end market price plus uninvested cash position). Participant loans are valued at cost which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in

PROTEIN TECHNOLOGIES INTERNATIONAL SAVINGS
INVESTMENT PLAN

Notes to Financial Statements
--------------------------------------------------------------------------------

dividend income.

Payment of Benefits

Benefits are recorded when paid.


Note 3 - Nonparticipant-Directed Investments

Information about the components of the changes in net assets relating to the DuPont Stock Fund, a nonparticipant-directed investment, is as follows:

                                                  Year ended December 31,
                                                2000                 1999
                                            ------------         -----------

Changes in Net Assets:
    Interest & dividend income              $   180,988          $    79,383
    Net appreciation/(depreciation)          (1,701,507)             836,651
    Contributions                             3,819,047            3,225,184
    Distributions                              (418,367)            (123,570)
    Asset transfers in                                -               99,127
    Transfers                                   869,640             (104,489)
    Other                                        (3,516)               3,464
                                            -----------          -----------

                                            $ 2,746,285          $ 4,015,750
                                            -----------          -----------


Note 4 - Investments

During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:


                                                   Year Ended December 31,
                                                  2000                1999
                                              ------------        -----------
Registered Investment Companies               $ (1,502,317)       $ 1,178,512
Common Stock                                    (1,679,565)           836,650
                                              ------------        -----------
                                              $ (3,181,882)       $ 2,015,162
                                              ------------        -----------


Note 5 - Related Party Transactions

DuPont, as the parent company of Protein Technologies International, Inc., the Plan's sponsor, is a related party to the Plan. At December 31, 2000, the Plan held shares of DuPont common stock with a market value

PROTEIN TECHNOLOGIES INTERNATIONAL SAVINGS
INVESTMENT PLAN

Notes to Financial Statements
--------------------------------------------------------------------------------

of $8,700,218. Additionally, the cost of purchases and the proceeds of sales of DuPont common stock during 2000 were $4,597,027 and $4,250,390, respectively.

The Plan invests in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.


Note 6 - Plan Expenses

The Company pays a portion of expenses related to administering and operating the Plan. Loan fees are deducted annually from the accounts of participants with outstanding loan balances.


Note 7 - Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 24, 2000, that the Plan is a qualified employees' trust under
Section 401(a) of the Internal Revenue Code ("Code"). As such, the Plan is exempt from federal income taxes under Section 501(a).


Note 8 - Subsequent Event

The Company has announced a voluntary layoff program on February 6, 2001. Approximately 90 employees will leave the Plan in 2001 under this program and will become fully vested regardless of their years of service. As a result, the vesting provision will require an amendment to the Plan.

PROTEIN TECHNOLOGIES INTERNATIONAL SAVINGS INVESTMENT PLAN            Schedule I

Schedule of Assets (Held at End of Year)
As of December 31, 2000
--------------------------------------------------------------------------------

Protein Technologies International Savings Investment Plan, EIN 43-0470580

Attachment to Form 5500, Schedule H, Part IV, Line i

     Identity of Issue                                                      Investment Type                      Current Value
------------------------------------------------------------------------------------------------------------------------------
*    Vanguard 500 Index Fund                                          Registered Investment Company               $ 12,920,970
*    Vanguard Explorer Fund                                           Registered Investment Company                  2,293,189
*    Vanguard Federal Money Market Fund                               Registered Investment Company                 11,519,889
*    Vanguard International Growth Fund                               Registered Investment Company                  2,086,225
*    Vanguard Wellington Fund                                         Registered Investment Company                  4,455,059
*    Vanguard Windsor II Fund                                         Registered Investment Company                  5,973,253
*    Vanguard Retirement Savings Trust                                Common/Collective Trust                        1,055,487
*    Conoco, Inc.                                                     Common Stock                                     169,478
*    E.I. DuPont de Nemours and Company, Inc.**                       Common Stock                                   8,700,218
     Protein Technologies International Savings Investment Plan       Participant Loans (7.00%-10.50%)               1,745,380
                                                                                                                 -------------

Total assets held for investment purposes                                                                         $ 50,919,148
                                                                                                                 =============

Party Interest

* A nonparticipant-directed investment, for which cost is $9,818,534.

PROTEIN TECHNOLOGIES INTERNATIONAL SAVINGS INVESTMENT PLAN           Schedule II

Schedule of Reportable Transactions *
Year Ended December 31, 2000
--------------------------------------------------------------------------------

Protein Technologies International Savings Investment Plan, EIN 43-0470580

Attachment to Form 5500, Schedule H, Part IV, Line j

                     Description of Asset (include                                                      Current Value of  Historical
 Identity of Party   interest rate and maturity in                                 Historical Cost of      Asset on         Gain
     Involved            the case of a loan)        Purchase Price  Selling Price       Asset             Transaction      (Loss)
------------------------------------------------------------------------------------------------------------------------------------
The Vanguard Group       Dupont Stock Fund           $ 8,698,071                                        $ 8,698,071
The Vanguard Group       Dupont Stock Fund                           $ 4,250,390     $ 4,597,027          4,250,390      $ (346,637)


* Nonparticipant-directed transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labour Rules and Regulations for Reporting and Disclosure under ERISA.